

April 14, 2016

Mail Stop 4720

<u>Via E-mail</u>
Jason A. Napolitano
Executive Vice President, Chief Operating Officer, Chief Financial Officer and Secretary
Heska Corporation
3760 Rocky Mountain Ave.
Loveland, CO 80538

> **Re: Heska Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 4, 2016**
> **File No. 000-22427**

Dear Mr. Napolitano:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc (via email): Scott Berdan, Esq. - Holland & Hart LLP